                                                                    EXHIBIT 20.1
                        FIDUCIARY CAPITAL PARTNERS, L.P.




















                              THIRD QUARTER REPORT
                                      2000

                        FIDUCIARY CAPITAL PARTNERS, L.P.



                             MESSAGE TO INVESTORS


Dear Investor:

As of September 30, 2000, the Fund's net asset value per Unit was $0.72 and the Fund held portfolio investments in four companies.

PORTFOLIO UPDATE

R.B.M. Precision Metal Products, Inc. ("RBM") RBM remains current with its interest payments on the subordinated debt held by the Fund. The quarterly interest payment due on November 24,2000 was received on schedule.

Originally, the Fund's RBM debt was scheduled to be repaid over the three years ending May 2002. However, the Fund and RBM's other creditors entered into an Intercreditor and Subordination Agreement in connection with a restructuring of RBM's senior debt in late 1998. The Agreement prohibits principal payments on RBM's subordinated debt prior to October 31, 2000 and restricts payments thereafter, based on a number of financial formulas contained in the Agreement. Therefore, both the amount and timing of the principal payments to be received by the Fund are dependent upon RBM's future operating results,including specifically the cash flow levels achieved.

At RBM's most recent Board meeting, RBM's management advised us that they would fail to meet covenant requirements for the first three quarters of 2001, but that they projected compliance by year end. We have repeated our request to be refinanced out of this investment as soon as possible. RBM has undertaken to use their best efforts to do so. We are also exploring other ways to sell this note.

LMC Corporation ("LMC") As discussed in detail in previous correspondence and elsewhere in this report, LMC is in bankruptcy proceedings. Unfortunately, there have been no significant positive developments regarding any potential restructuring or sale of LMC's business or assets. While LMC has received a few inquiries and visits from potential purchasers, none of these inquiries have developed into substantive negotiations or actual proposals.

The CIT Group, LMC's secured lender, terminated its cash collateral agreement with LMC on November 9, 2000, repossessed LMC's assets that had been pledged as collateral on their loan, and has scheduled a public auction of those assets for January 17, 2001.

As a result of the lack of any positive developments with regard to a potential restructuring or sale of LMC's business or assets, the Fund wrote off the balance of its LMC investment (except for a negligible amount) at September 30,2000.



                                      ONE

                        FIDUCIARY CAPITAL PARTNERS, L.P.

Niigata Engineering Co., Ltd. ("Niigata") The Fund holds non-interest-bearing receivables, which were purchased from LMC at a discount. The initial payment was due from Niigata on May 21, 2000. Niigata initially refused to make the payment, due to various outstanding claims they asserted against LMC (which disputed the validity of those claims). Niigata ultimately made the full amount of the payment to the Fund on June 30, 2000. The second scheduled payment, which was due from Niigata on November 21,2000,was received by the Fund on December 5,2000.

WasteMasters, Inc. ("WasteMasters") During June 1998, the Fund exchanged its Atlas Environmental, Inc. (which was in bankruptcy proceedings) securities for shares of WasteMasters common stock. The Fund acquired its WasteMasters stock, which trades on the OTC Bulletin Board System, from Nikko Trading of America Corporation ("Nikko"). The stock was subject to a 24-month lock-up period through May 2000. Upon expiration of the lock-up period, the Fund requested that WasteMasters issue the Fund a new stock certificate without the restrictive legend that existed on the Fund's original certificate, so that the stock could be sold. WasteMasters declined the Fund's request to reissue the certificate.

WasteMasters and Nikko have been in litigation with each other and, during March 2000, the court involved with this litigation authorized the cancellation of all WasteMasters stock that had been issued to Nikko, including the shares that Nikko had previously transferred to the Fund. Additional litigation involving the WasteMasters stock previously held by Nikko has recently been filed. At this time, the Fund is uncertain as to how, or when, these issues regarding the ownership and transferability of its WasteMasters stock will be resolved. The Fund has retained counsel and WasteMasters' attorneys are considering our request to be treated as a bona fide stockholder. Others are in the same position as the Fund and have requested similar treatment. Prior to the recently filed litigation, WasteMasters' attorneys had indicated that it would take up to 90 days for them to make a determination as to the Fund's position as a stockholder. It now appears that WasteMasters will not make such a determination until the recently filed litigation is resolved. There can be no assurance that a conclusion favorable to the Fund will be achieved,or when a determination will be made.

PERIODIC UNIT REPURCHASE POLICY

Pursuant to the terms of the Fund's periodic unit repurchase policy, the Fund has annually offered to purchase from Investors, up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a 2% fee, which is retained by the Fund to offset expenses incurred in connection with the Repurchase Offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units. If Units in excess of this amount are tendered, Units are repurchased on a prorated basis, after giving priority to Investors owning less than 100 Units.



                                      TW0

                        FIDUCIARY CAPITAL PARTNERS, L.P.


The 2000 Repurchase Offer was mailed to investors during October 2000. Investors tendered 95,548 Units, or approximately 9.31% of the Fund's outstanding Units for repurchase. The Fund repurchased all of the tendered Units at a net asset value per Unit of $0.67 ($0.66,net of the 2% fee).

CASH DISTRIBUTIONS

The Fund discontinued the payment of its quarterly cash distributions during the first quarter of 2000. It is unlikely that the Fund will be able to pay quarterly distributions during 2001 and beyond. Future distributions, if any, will be determined on a quarterly basis by the General Partners and will involve the consideration of a number of issues.

LIQUIDATION

As discussed in prior letters, we continue to search for feasible ways to liquidate the Fund. Previous plans have met with a variety of procedural and regulatory road blocks. The Managing General Partner continues to believe that the earliest possible liquidation of the Fund is the most desirable course of action and is actively pursuing the possible ways of doing so with outside legal counsel.

If you have any question concerning your investment in the Fund, please call us at 800-866-7607.

Sincerely,


/s/ Paul Bagley

Paul Bagley,Chairman
FCM Fiduciary Capital Management Company



/s/ W. Duke DeGrassi

W. Duke DeGrassi,President
FCM Fiduciary Capital Management Company

December 29,2000



                                     THREE

                        FIDUCIARY CAPITAL PARTNERS, L.P.

                             SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2000 (UNAUDITED)


PRINCIPAL
AMOUNT/                                                         INVESTMENT            AMORTIZED                           % OF TOTAL
SHARES                   INVESTMENT                                DATE                 COST            VALUE            INVESTMENTS
------------------       ----------                             ----------         ----------------  -----------         -----------
MANAGED COMPANIES:

$1,967,040          LMC Corporation, 12.00%
                    Senior Subordinated                          11/01/96
                    Revolving Notes                              through
                    due 10/31/00(1)                              01/13/99           $     1,967,040   $        1
$41,404             LMC Corporation, 12.00%                      02/07/00
                    Promissory Notes due                         through
                    8/7/00(2)                                    04/11/00                    41,404            1
93,537 sh.          LMC Corporation,
                    Class B Preferred Stock*                     08/09/99                   935,370            1
260,400 sh.         LMC Corporation,
                    Class C Preferred Stock*                     06/10/94                 2,596,621            1
5,523,500 sh.       LMC Corporation,                             02/09/96
                    Common Stock*                                through
                                                                 08/05/98                 3,034,549            1
52.08 sh.           LMC Credit Corp.,
                    Common Stock*                                02/09/96                         1            1
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          8,574,985            6                0.0%
------------------------------------------------------------------------------------------------------------------------------------
$1,460,000          R.B.M. Precision Metal
                    Products,Inc.,13.00%
                    Senior Subordinated
                    Secured Notes due
                    5/24/02(3)                                   05/24/95                 1,429,618      758,938
14,265.6 sh.        R.B.M. Precision Metal
                    Products,Inc.,Warrants to
                    Purchase Common Stock*                       05/24/95                    82,955            1
14,392 sh.          R.B.M. Precision Metal
                    Products,Inc.,Common
                    Stock*                                       12/09/98                         1            1
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          1,512,574      758,940               78.5
------------------------------------------------------------------------------------------------------------------------------------
Total Investments in Managed
 Companies (140.2% of net assets)                                                        10,087,559      758,946               78.5
------------------------------------------------------------------------------------------------------------------------------------

               The accompanying notes to financial statements are
                       an integral part of this schedule.




                                      FOUR

                        FIDUCIARY CAPITAL PARTNERS, L.P.

SEPTEMBER 30, 2000 (UNAUDITED)


PRINCIPAL
AMOUNT/                                            INVESTMENT             AMORTIZED                        % OF TOTAL
SHARES                INVESTMENT                      DATE                   COST           VALUE         INVESTMENTS
-----------           -----------                  -----------           ------------     ---------      ------------
NON-MANAGED COMPANIES:

$228,738          Niigata Engineering               12/01/99
                  Co., Ltd.,                         through
                  Receivables(4)                    01/03/00                  207,791       207,791
----------------------------------------------------------------------------------------------------------------------
                                                                              207,791       207,791              21.5
----------------------------------------------------------------------------------------------------------------------
989,414           sh. WasteMasters,Inc.,
                  Common Stock(5)*                  06/03/98                1,321,795             1
----------------------------------------------------------------------------------------------------------------------
                                                                            1,321,795             1               0.0
----------------------------------------------------------------------------------------------------------------------
Total Investments in
Non-Managed Companies
(38.4% of net assets)                                                       1,529,586       207,792              21.5
----------------------------------------------------------------------------------------------------------------------
Total Investments (178.6% of net assets)                                  $11,617,145      $966,738             100.0%
----------------------------------------------------------------------------------------------------------------------


(1) The accrual of interest on the notes was discontinued by the Fund effective July 1, 1999.

(2)  The Fund has not accrued any interest income on these notes.

(3) The terms of the notes provide for three equal annual installments of $486,667 commencing on May 24, 2000. However, the Fund is a party to an Intercreditor and Subordination Agreement with R.B.M. Precision Metal Products, Inc.'s ("RBM's") other creditors, which prohibits principal payments on the notes prior to October 31, 2000 and restricts payments thereafter, based on a number of financial formulas contained in the Agreement.

(4) These are non-interest-bearing receivables, which were purchased from LMC Corporation ("LMC") at a discount. Payments are due on November 21, 2000, May 21, 2001 and November 21, 2001 each in the amount of $55,639 and on May 21, 2002 in the amount of $61,821.


(5) See Note 5 regarding significant issues concerning the ownership and transferability of this stock.

 *   Non-income producing security.







               The accompanying notes to financial statements are
                       an integral part of this schedule.



                                      FIVE

                        FIDUCIARY CAPITAL PARTNERS, L.P.


                                 BALANCE SHEETS

SEPTEMBER 30, 2000 AND DECEMBER 31, 1999 (UNAUDITED)

                                                                 2000                               1999
                                                          -----------------                  -----------------
ASSETS:
  Investments:
    Portfolio investments,at value:
      Managed companies (amortized cost -
        $10,087,559 and $10,031,554,
        respectively)                                     $         758,946                  $       1,017,543
      Non-managed companies (amortized cost -
        $1,529,586 and $1,415,263, respectively)                    207,792                             93,469
                                                          -----------------                  -----------------
  Temporary investments,at amortized cost                                 -                            649,689
    Total investments                                               966,738                          1,760,701
Cash and cash equivalents                                           195,291                            218,111
Accrued interest receivable                                          21,008                             21,924
Other assets                                                         32,517                             24,333
                                                          -----------------                  -----------------
  Total assets                                            $       1,215,554                  $       2,025,069
                                                          -----------------                  -----------------
LIABILITIES:
  Payable to affiliates                                   $          96,409                  $          33,048
  Accounts payable and accrued liabilities                          577,965                            582,598
  Distributions payable to partners                                       -                            310,992
                                                          -----------------                  -----------------
    Total liabilities                                               674,374                            926,638
                                                          -----------------                  -----------------

COMMITMENTS AND CONTINGENCIES

NET ASSETS:

  Managing General Partner                                        (196,777)                          (196,777)
  Limited Partners (equivalent to $0.72
    and $1.26,respectively,per limited
    partnership unit based on 1,026,273
    units outstanding)                                              737,957                          1,295,208
                                                          -----------------                  -----------------

      Net assets                                                    541,180                          1,098,431
                                                          -----------------                  -----------------
       Total liabilities and net assets                          $1,215,554                         $2,025,069
                                                          -----------------                  -----------------





               The accompanying notes to financial statements are an
                  integral part of these financial statements.




                                      SIX

                        FIDUCIARY CAPITAL PARTNERS, L.P.


                         STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                                                           2000                        1999
                                                     ---------------            -------------------
INVESTMENT INCOME:
  Income:
    Interest                                         $        60,470            $            89,557
                                                     ---------------            -------------------
      Total investment income                                 60,470                         89,557
                                                     ---------------            -------------------
Expenses:
  Fund administration fees                                    35,843                         35,843
  Investment advisory fees                                    22,451                         24,276
  Administrative expenses                                     20,275                         20,275
  Professional fees                                           20,267                        134,577
  Independent General Partner fees
    and expenses                                              12,743                         12,751
  Other expenses                                              28,235                         14,592
                                                     ---------------            -------------------
    Total expenses                                           139,814                        242,314
                                                     ---------------            -------------------
NET INVESTMENT LOSS                                          (79,344)                      (152,757)
                                                     ---------------            -------------------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Net realized gain on investments                               -                        399,963
    Net change in unrealized
      loss on investments                                   (314,602)                    (3,615,611)
                                                     ---------------            -------------------
        Net loss on investments                             (314,602)                    (3,215,648)
                                                     ---------------            -------------------
NET DECREASE IN NET ASSETS
  RESULTING FROM OPERATIONS                          $      (393,946)           $        (3,368,405)
                                                     ---------------            -------------------



              The accompanying notes to financial statements are an
                  integral part of these financial statements.



                                     SEVEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.


                         STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                                                       2000                          1999
                                                    ----------                    -----------
INVESTMENT INCOME:
  Income:
    Interest                                        $  190,778                    $   315,944
                                                    ----------                    -----------
      Total investment income                          190,778                        315,944
                                                    ----------                    -----------

Expenses:
  Fund administration fees                             107,528                        107,528
  Investment advisory fees                              67,352                         72,826
  Administrative expenses                               60,828                         60,828
  Professional fees                                     43,960                        177,298
  Independent General Partner fees
    and expenses                                        38,260                         50,633
  Other expenses                                       115,499                         46,300
                                                    ----------                    -----------
    Total expenses                                     433,427                        515,413
                                                    ----------                    -----------
NET INVESTMENT LOSS                                  (242,649)                      (199,469)
                                                    ----------                    -----------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Net realized gain on investments                         -                        393,808
    Net change in unrealized
      loss on investments                             (314,602)                    (3,447,942)
                                                    ----------                    -----------
        Net loss on investments                       (314,602)                    (3,054,134)
                                                    ----------                    -----------
NET DECREASE IN NET ASSETS
  RESULTING FROM OPERATIONS                          $(557,251)                   $(3,253,603)
                                                    ----------                    -----------


             The accompanying notes to financial statements are an
                  integral part of these financial statements.


                                     EIGHT

                        FIDUCIARY CAPITAL PARTNERS, L.P.


                         STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                                                                            2000                  1999
                                                                        -------------       ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net decrease in net assets resulting
    from operations                                                     $    (557,251)      $     (3,253,603)
  Adjustments to reconcile net decrease in net
    assets resulting from operations to net
    cash used in operating activities:
      Accreted discount on portfolio investments                              (33,327)                (8,256)
      Interest income received in stock                                             -                (85,620)
      Change in assets and liabilities:
         Accrued interest receivable                                              916                 82,504
         Other assets                                                          (8,184)                  (385)
         Payable to affiliates                                                 63,361                 10,689
         Accounts payable and accrued liabilities                              (4,633)                   576
       Net realized gain on investments                                             -               (393,808)
       Net change in unrealized loss on investments                           314,602              3,447,942
                                                                        -------------       ----------------
         Net cash used in operating activities                               (224,516)              (199,961)
                                                                        -------------       ----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of portfolio investments                                          (225,570)              (904,390)
  Proceeds from dispositions of portfolio investments                          88,569                437,587
  Sale of temporary investments,net                                           649,689                997,142
                                                                        -------------       ----------------
    Net cash provided by investing activities                                 512,688                530,339
                                                                        -------------       ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash distributions paid to partners                                        (310,992)            (1,008,813)
                                                                        -------------       ----------------
    Net cash used in financing activities                                    (310,992)            (1,008,813)
                                                                        -------------       ----------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                     (22,820)              (678,435)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                              218,111                837,202
                                                                        -------------       ----------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $     195,291       $        158,767
                                                                        -------------       ----------------



             The accompanying notes to financial statements are an
                  integral part of these financial statements.



                                      NINE

                          FIDUCIARY CAPITAL PARTNERS, L.P.

                  STATEMENTS OF CHANGES IN NET ASSETS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND FOR
THE YEAR ENDED DECEMBER 31, 1999 (UNAUDITED)


                                                                            2000                              1999
                                                                      ---------------                 -----------------
Decrease in net assets resulting from operations:
  Net investment loss                                                 $      (242,649)                $        (326,228)
  Net realized gain on investments                                                  -                           493,358
  Net change in unrealized loss on investments                               (314,602)                       (7,712,001)
                                                                      ---------------                 -----------------
    Net decrease in net assets
      resulting from operations                                              (557,251)                       (7,544,871)
Repurchase of limited partnership units                                             -                          (383,736)
Return of capital distributions                                                     -                        (1,319,805)
                                                                      ---------------                 -----------------
  Total decrease in net assets                                               (557,251)                       (9,248,412)
Net assets:
  Beginning of period                                                       1,098,431                        10,346,843
                                                                      ---------------                 -----------------
  End of period (including no undistributed
    net investment income)                                            $       541,180                 $       1,098,431
                                                                      ---------------                 -----------------



             The accompanying notes to financial statements are an
                  integral part of these financial statements.



                                      TEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

                       SELECTED PER UNIT DATA AND RATIOS
                                   (UNAUDITED)


                                                  FOR THE THREE MONTHS        FOR THE NINE MONTHS
                                                  ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
                                                       2000       1999        2000          1999
                                                  ---------  ---------   ---------      ---------
PER UNIT DATA:
  Investment income                                   $ .06      $ .08       $ .19          $ .28
  Expenses                                             (.14)      (.22)       (.43)          (.46)
                                                  ---------  ---------   ---------      ---------
    Net investment loss                                (.08)      (.14)       (.24)          (.18)
  Net realized gain on investments                        -        .36           -            .36
  Net change in unrealized loss
    on investments                                     (.30)     (3.25)       (.30)         (3.11)
  Distributions declared to partners                      -       (.30)          -           (.90)
                                                  ---------  ---------   ---------      ---------
    Net decrease in net asset value                    (.38)     (3.33)       (.54)         (3.83)
      Net asset value:
        Beginning of period                            1.10       9.01        1.26           9.51
                                                  ---------  ---------   ---------      ---------
        End of period                                 $0.72      $5.68       $0.72          $5.68
                                                  ---------  ---------   ---------      ---------
RATIOS (ANNUALIZED):
  Ratio of expenses to average
    net assets                                        75.76%     12.21%      64.14%          7.59%
  Ratio of net investment loss
    to average net assets                           (43.00)%    (7.70)%    (35.91)%        (2.94)%
Number of limited partnership
  units at end of period                          1,026,273  1,109,694   1,026,273      1,109,694



         The accompanying notes to financial statements are an integral part of these selected per unit data and ratios.


                                     ELEVEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

                          NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2000 (UNAUDITED)


1.   GENERAL

The accompanying unaudited interim financial statements include all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of FCM Fiduciary Capital Management Company ("FCM"), the Managing General Partner of Fiduciary Capital Partners, L.P. (the "Fund"), necessary to fairly present the financial position of the Fund as of September 30, 2000 and the results of its operations, changes in net assets and its cash flows for the periods then ended.

These financial statements should be read in conjunction with the Significant Accounting Policies and other Notes to Financial Statements included in the Fund's annual audited financial statements for the year ended December 31, 1999.

2.   INVESTMENT ADVISORY FEES

As compensation for its services as investment adviser, FCM is entitled to receive, subject to certain limitations, a subordinated monthly fee at the annual rate of 1% of the Fund's available capital, as defined in the Partnership Agreement. Investment advisory fees of $67,352 are payable to FCM for the nine months ended September 30, 2000. The payment of these fees has been deferred pursuant to the applicable subordination provisions until the Limited Partners receive distributions equal to a cumulative non-compounded 6% return on their adjusted capital contributions, as defined in the Partnership Agreement.

3.   FUND ADMINISTRATION FEES

As compensation for its services as fund administrator, FCM receives a monthly fee at the annual rate of 0.45% of net proceeds available for investment, as defined in the Partnership Agreement. Fund administration fees of $107,528 were paid by the Fund for the nine months ended September 30, 2000. FCM is also reimbursed, subject to various limitations, for administrative expenses incurred in providing accounting and investor services to the Fund. The Fund reimbursed FCM for administrative expenses of $60,828 for the nine months ended September 30, 2000.

4.   INDEPENDENT GENERAL PARTNER FEES AND EXPENSES

As compensation for services rendered to the Fund, each of the Independent General Partners receives from the Fund and Fiduciary Capital Pension Partners, L.P., an affiliated fund, (collectively, the "Funds") an annual fee of $30,000, payable monthly in arrears, together with all out-of-pocket expenses. Each Fund's allocation of these fees



                                       TWELVE

                        FIDUCIARY CAPITAL PARTNERS, L.P.

and expenses is based on the relative number of outstanding Units. Fees and expenses paid by the Fund for the nine months ended September 30,2000 totaled $38,260.

5.   COMMITMENTS AND CONTINGENCIES

LMC Corporation During February 2000, the Fund agreed to advance up to $111,502 to LMC. $41,404 of these advances was structured as the purchase of promissory notes, and additional advances totaling $58,183 were expensed by the Fund. Remaining amounts to be advanced,as of September 30,2000,total $11,915.

WasteMasters, Inc. ("WasteMasters") The Fund acquired its WasteMasters stock, which trades on the OTC Bulletin Board System, from Nikko Trading of America Corporation ("Nikko") on June 3, 1998. The stock was subject to a 24-month lock-up period through May 2000. Upon expiration of the lock-up period, the Fund requested that WasteMasters issue the Fund a new stock certificate without the restrictive legend that existed on the Fund's original certificate, so that the stock could be sold. WasteMasters refused to comply with this request. WasteMasters and Nikko have been in litigation with each other and, during March 2000, the court involved with this litigation authorized the cancellation of all WasteMasters stock that had been issued to Nikko, including the shares that Nikko had previously transferred to the Fund. At this time, the Fund is uncertain as to how, or when, these issues regarding the ownership and transferability of its WasteMasters stock will be resolved. The Fund has retained counsel and WasteMasters' attorneys are considering the Fund's request to be treated as a bona fide stockholder. Others are in the same position as the Fund and have requested similar treatment. WasteMasters' attorneys have indicated that it may take until November 2000 to make a determination as to the Fund's position as a stockholder. There can be no assurance that a conclusion favorable to the Fund will be achieved, or that a determination will be made within the indicated time frame.



















                                      THIRTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

The following discussion should be read in conjunction with the Fund's unaudited Financial Statements and the Notes thereto. This report contains, in addition to historical information, forward-looking statements that include risks and other uncertainties. The Fund's actual results may differ materially from those anticipated in these forward-looking statements. While the Fund cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements, factors that might cause such a difference include general economic and business conditions, competition and other factors discussed elsewhere in this report. Readers are urged to consider statements that include the terms "believes", "expects", "plans", "anticipates", "intends" or the like to be uncertain and forward-looking. The Fund undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2000, the Fund held portfolio investments in two Managed Companies and two Non-Managed Companies, with an aggregate original cost of approximately $11.6 million. The value of these portfolio investments, which were made from net offering proceeds and the reinvestment of proceeds from the sale of other portfolio investments,represents approximately 178.6% of the Fund's net assets.

As of September 30, 2000, the Fund's remaining liquid assets were invested in money market funds. These funds are available to fund the annual repurchase offer, to fund follow-on investments in existing portfolio companies, to pay Fund expenses and for distribution to the partners.

Pursuant to the terms of the Fund's periodic unit repurchase policy, the Fund has annually offered to purchase from its Limited Partners up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a fee (not to exceed 2%) to be retained by the Fund to offset expenses incurred in connection with the repurchase offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units. If Units in excess of this amount are tendered, Units are purchased on a pro rata basis after giving priority to Limited Partners owning less than 100 Units. The 2000 repurchase offer was mailed to the Limited Partners during October 2000. The actual redemption of Units will occur on November 21,2000.

The Fund's investment period ended on December 31, 1995. Although the Fund has been permitted to make additional investments in existing portfolio companies since 1995, the Fund is no longer permitted to acquire investments in new portfolio




                                      FOURTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

companies. Consequently,the Fund has been in a liquidation mode.

During 1999, the General Partners considered a number of possible plans that would have permitted the Fund to be liquidated by the end of 2000. However, it was determined that none of these plans was feasible. As a result, it is currently expected that the Fund will remain in existence until the remaining debt investments mature, are sold or are prepaid by the respective portfolio companies, and the remaining equity investments are sold or otherwise liquidated.

During December 1999, the Fund purchased $117,460 of Niigata Engineering Co., Ltd. ("Niigata") receivables from LMC at a cost of $92,767. An additional $166,917 of Niigata receivables were purchased during January 2000 at a cost of $151,235. These various receivables were payable on specified dates between May 21, 2000 and May 21, 2002.

The initial payment, in the amount of $55,639, was due from Niigata on May 21, 2000. Niigata initially refused to make the payment, due to various outstanding claims they have made against LMC, which is in bankruptcy proceedings. LMC disputes the validity of these claims. Niigata ultimately made the full amount of the payment to the Fund on June 30, 2000.

During February 2000, the Fund agreed to advance up to $111,502 to LMC in order to provide operating capital to LMC (see following discussion regarding LMC). $41,404 of these advances was structured as the purchase of promissory notes, and additional advances totaling $58,183 were expensed by the Fund. Remaining amounts to be advanced,as of September 30,2000,total $11,915.

Payables to affiliates increased $63,361 from $33,048 at December 31, 1999 to $96,409 at September 30, 2000. This increase resulted primarily from the deferral of the payment of FCM's subordinated investment advisory fees for the nine months ended September 30, 2000. The payment of these fees will be deferred pursuant to the applicable subordination provisions until the Limited Partners receive distributions equal to a cumulative non-compounded 6% return on their adjusted capital contributions, as defined in the Partnership Agreement.

Distributions payable to partners decreased from $310,992 at December 31, 1999 to zero at September 30, 2000. This decrease resulted from a decrease in the per Unit distribution rate from $0.30 for the three months ended December 31, 1999 to zero for the three months ended September 30, 2000. It is unlikely that the Fund will be able to pay quarterly distributions during the remainder of 2000 and beyond. Distributions will be addressed on a quarterly basis by the General Partners and will involve the consideration of a number of issues.






                                       FIFTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

RESULTS OF OPERATIONS

                         INVESTMENT INCOME AND EXPENSES

The Fund's net investment loss was $79,344 for the three months ended September 30, 2000 as compared to a net investment loss of $152,757 for the corresponding period of the prior year. Net investment loss per limited partnership unit decreased from $0.14 to $0.08 and the ratio of net investment loss to average net assets increased from 7.70% to 43.00% for the three months ended September 30, 2000, as compared to the corresponding period of the prior year.

The Fund's net investment loss was $242,649 for the nine months ended September 30, 2000 as compared to a net investment loss of $199,469 for the corresponding period of the prior year. Net investment loss per limited partnership unit increased from $0.18 to $0.24 and the ratio of net investment loss to average net assets increased from 2.94% to 35.91% for the nine months ended September 30, 2000, as compared to the corresponding period of the prior year.

The net investment loss for the three months ended September 30, 2000 decreased primarily as a result of a decrease in professional fees, as compared to the corresponding period of the prior year. The decrease in professional fees was partially offset by a decrease in interest income and an increase in other expenses.

The net investment loss for the nine months ended September 30, 2000 increased primarily as a result of a decrease in interest income and an increase in other expenses, as compared to the corresponding period of the prior year. The negative effect of these items was partially offset by decreases in investment advisory fees, professional fees and Independent General Partner fees and expenses.

Investment income decreased $29,087 and $125,166, or 32.5% and 39.6%, for the three and nine month periods ended September 30, 2000, as compared to the corresponding periods of the prior year. These decreases resulted primarily from the decision to stop accruing interest on the Fund's LMC debt investments effective during July 1999 and a decrease in the amount of the Fund's temporary and money market investments. The amount of the Fund's temporary and money market investments decreased because of (i) cash distributions made by the Fund during 1999 that constituted a return of capital, (ii) purchases of additional LMC follow-on investments (including the Niigata receivables), and (iii) the Fund's repurchase of 7.52% of its Units during the fourth quarter of 1999. The negative effect of these items was partially offset by interest income earned on the Niigata receivables and an increase in the interest income earned on the RBM Precision Metal Products, Inc. ("RBM") subordinated debt investments. As discussed below, the Fund did not record any interest income on the RBM notes during the period from August 25, 1998 through May 24, 1999.





                                       SIXTEEN

                          FIDUCIARY CAPITAL PARTNERS, L.P.

Total expenses decreased $102,500 and $81,986, or 42.3% and 15.9%, for the three and nine month periods ended September 30, 2000, as compared to the corresponding periods of the prior year. These decreases resulted primarily from decreases in professional fees. Investment advisory fees and Independent General Partner fees and expenses also decreased, although by smaller amounts. These decreases were partially offset by increases in other expenses incurred in connection with the Fund's LMC investments.

                        NET UNREALIZED LOSS ON INVESTMENTS

FCM values the Fund's portfolio investments on a weekly basis utilizing a variety of methods. For securities that are publicly traded and for which market quotations are available, valuations are set by the closing sales or an average of the closing bid and ask prices,as of the valuation date.

Fair value for securities that are not traded in any liquid public markets or that are privately held are determined pursuant to valuation policies and procedures that have been approved by the Independent General Partners and subject to their supervision. There is a range of values that are reasonable for such investments at any particular time. Each such investment is valued initially based upon its original cost to the Fund ("cost method"). The cost method is used until significant developments affecting the portfolio company provide a basis for use of an appraisal valuation. Appraisal valuations are based upon such factors as the portfolio company's earnings, cash flow and net worth, the market prices for similar securities of comparable companies and an assessment of the portfolio company's future financial prospects. In a case of unsuccessful operations, the appraisal may be based upon liquidation value. Appraisal valuations are necessarily subjective. The Fund also may use, when available, third-party transactions in a portfolio company's securities as the basis of valuation ("private market method"). The private market method is used only with respect to completed transactions or firm offers made by sophisticated,independent investors.

As of December 31, 1999, the Fund had recorded $10,335,805 of unrealized loss on investments. The increase in unrealized loss on investments during the three and nine months ended September 30, 2000 and the cumulative net unrealized loss on investments as of September 30,2000 consisted of the following components:


                                         Net Changes in
                                       Unrealized Gain (Loss)          Net Unrealized
                            During the Three       During the Nine     Gain (Loss)
                            Months Ended           Months Ended        Recorded As of
Portfolio Company           September 30,2000      September 30,2000   September 30,2000
-----------------           -----------------      -----------------   -----------------
LMC                         $     (314,602)        $     (314,602)     $      (8,574,979)
RBM                                      -                      -               (753,634)
WMI                                      -                      -             (1,321,794)
                            --------------         --------------      -----------------
                            $     (314,602)        $     (314,602)      $    (10,650,407)
                            --------------         --------------      -----------------



                                   SEVENTEEN

                        FIDUCIARY CAPITAL PARTNERS, L.P.

LMC experienced significant cash flow shortfalls in December 1999 and January 2000. These cash flow shortfalls, combined with significant reductions in the cash available under the Company's revolving line of credit with CIT Corporation, forced a cessation of production of equipment and severely curtailed LMC's ability to fulfill orders for spare parts.

LMC has held discussions with several potential purchasers of its business, in whole or in part. No meaningful purchase offers have been received to date. LMC has consummated a consignment joint venture arrangement with respect to its spare parts business and the majority of LMC's employees have been released.

In an effort to preserve value and facilitate the possible sale of LMC's business, the Fund agreed during February 2000 to advance up to $111,502 to LMC. $41,404 of these advances was structured as the purchase of promissory notes, and additional advances totaling $58,183 were expensed by the Fund. Remaining amounts to be advanced, as of September 30,2000,total $11,915.

LMC received a notice of default, dated April 6, 2000, from CIT Corporation with respect to its revolving line of credit. On April 28, 2000, LMC filed for Chapter 11 bankruptcy protection.

The Fund wrote its LMC investment down by $540,800 and $317,280 during 1995 and 1997, respectively. As a result of the above-described developments, the Fund created additional reserves of $7,402,297 and $314,602 against the carrying values of the Fund's LMC investment during the year ended December 31, 1999 and the nine months ended September 30, 2000, respectively. Thus, the Fund's total LMC investment has a net carrying value of only $6,versus its cost of $8,574,985.

RBM had a record year for fiscal 1998, with sales of approximately $30 million and EBITDA of approximately $2.7 million. However, these sales were achieved primarily through one contract with Digital Equipment Corporation ("DEC"). During August 1998, RBM notified the Fund that anticipated sales to DEC and other large customers were expected to decline significantly in the upcoming year. Of particular concern were sales to DEC, which was acquired by Compaq Computer Corp. As a result of the expected decline in sales, RBM began the process of restructuring its debt, including the subordinated debt held by the Fund. The Fund received the quarterly interest payment that was due from RBM on August 24, 1998. The interest payment that was due during November 1998 was deferred and subsequently converted to equity pursuant to the restructuring described below.

During December 1998, RBM and its lenders completed a restructuring under which a new senior lender, Wells Fargo Business Credit, replaced Bank of America. As part of this transaction, RBM's principle shareholder, 13i Capital Corporation, contributed additional equity to the company and the subordinated lenders, including the Fund, agreed to accept shares of RBM's common stock as payment for the next three quarterly




                                      EIGHTEEN

                          FIDUCIARY CAPITAL PARTNERS, L.P.

interest payments beginning with the payment that was due during November 1998. As a consequence, the Fund's ownership of RBM, on a fully diluted basis, increased from 6.6% to 8.1%, assuming exercise of its warrants. The restructuring was designed to provide RBM with a period of time in which to secure additional customers and return to a more stable financial position under which RBM could meet its interest obligations to its creditors,including the Fund.

As a result of these developments, the Fund recorded aggregate writedowns of $753,634 relating to RBM during the year ended December 31,1998.

RBM resumed paying the quarterly interest payments in cash, commencing with the quarterly interest payment due on August 24, 1999. The Fund placed a $1 aggregate valuation on the RBM common stock that was received in payments of the interest with respect to the nine-month period beginning August 25,1998 and ending May 24,1999.

For its fiscal year ended October 31, 1999, RBM's revenues were $11.6 million versus a budget of $12.0 million. For the year, RBM's loss was $1.3 million (pretax) versus a budgeted loss of $1.9 million.

RBM projects sales of approximately $17 million for its fiscal year ended October 31, 2000, with positive EBITA. RBM reported sales of $12.1 million, positive EBITA of $1.2 million and a net loss of $0.1 million for the nine months ended July 31,2000.

RBM remains current with its interest payments to the Fund. However, on August 24, 2000, RBM notified the Fund that the company failed to meet two of the financial covenants included in the Fund's subordinated loan agreement with RBM for the nine months ended July 31, 2000. Management of the Fund agreed to a waiver with respect to these defaults, in part, because RBM represented to the Fund that based on booked orders, they expect all financial covenants to be met for their fiscal year ending October 31, 2000. The Fund executed the waiver with respect to the covenants for the nine months ended July 31,2000 without waiving or affecting its rights for any other period.

Originally, the Fund's RBM debt was scheduled to be repaid over the three years ending May 2002. However, the Fund and RBM's other creditors entered into an Intercreditor and Subordination Agreement ("Intercreditor Agreement") in connection with a restructuring of RBM's senior debt in late 1998. The Intercreditor Agreement prohibits principal payments of RBM's subordinated debt prior to October 31, 2000 and restricts payments thereafter, based on a number of financial formulas contained in the Intercreditor Agreement. Therefore, both the amount and timing of the principal payments to be received by the Fund are dependent upon RBM's future operating results, including specifically the EIBITDA levels achieved.

During June 1998, the Fund exchanged its Atlas (which was in bankruptcy proceedings) subordinated notes and warrants for 989,414 shares of common stock of WasteMasters, a waste management company. The Fund acquired its WasteMasters stock, which trades




                                      NINETEEN

                          FIDUCIARY CAPITAL PARTNERS, L.P.

on the OTC Bulletin Board System ("WAST"), from Nikko Trading of America Corporation ("Nikko"). The stock was subject to a 24-month lock-up period through May 2000. Upon expiration of the lock-up period, the Fund requested that WasteMasters issue the Fund a new stock certificate without the restrictive legend that existed on the Fund's original certificate, so that the stock could be sold. WasteMasters refused to comply with this request. WasteMasters and Nikko have been in litigation with each other and, during March 2000, the court involved with this litigation authorized the cancellation of all WasteMasters stock that had been issued to Nikko, including the shares that Nikko had previously transferred to the Fund. At this time, the Fund is uncertain as to how, or when, these issues regarding the ownership and transferability of its WasteMasters stock will be resolved. The Fund has retained counsel and WasteMasters' attorneys are considering the Fund's request to be treated as a bona fide stockholder. Others are in the same position as the Fund and have requested similar treatment. WasteMasters' attorneys have indicated that it may take until November 2000 to make a determination as to the Fund's position as a stockholder. There can be no assurance that a conclusion favorable to the Fund will be achieved, or that a determination will be made within the indicated time frame.

The WasteMasters common stock closed at $1.78 (an average of the closing bid and ask prices) on the date of the exchange (June 3, 1998). Based on this price, the Fund's WasteMasters common stock had a trading value of $1,761,157 on the date of the exchange. However, due to a number of factors, including the speculative nature of the WasteMasters stock, the two year lock-up period and the relative size of the Fund's stock position versus the daily trading volume, FCM decided to carry the WasteMasters stock at the same $1 nominal value that the Atlas securities were previously carried by the Fund.

The Fund recorded a realized loss of $2,560,453 on the exchange, which is equal to the amount of the loss that the Fund claimed for income tax purposes from the disposition of the Atlas securities. The $1,321,794 balance of the unrealized loss previously recorded by the Fund with respect to the Atlas securities continues to be carried by the Fund as an unrealized loss.

The 52-week low for the WasteMasters common stock is $0.02 per share and the current bid price (October 27,2000) is $0.16 per share.














                                       TWENTY